Exhibit 99.5

News release…

Date: 27 June 2006
Ref: PR486g

Rio Tinto Aluminium signs smelter agreement

Rio Tinto’s Aluminium product group (via its operating company Comalco Aluminium Limited) announced today that it has signed a Heads of Agreement with General Holding Corporation (GHC), a 100 per cent owned entity of the Emirate of Abu Dhabi, to undertake detailed studies on the construction of an aluminium smelter in Abu Dhabi, United Arab Emirates.

The Agreement was signed by His Highness Sheikh Hamed Bin Zayed al-Nahyan, Member of the Abu Dhabi Executive Council, chairman of the Department of Planning and Economy and chairman of GHC, and Sandeep Biswas, managing director of Comalco Smelting.

"We are delighted to have signed this Heads of Agreement with the General Holding Corporation,” said Mr Biswas. “This is part of our ongoing global search for greenfield smelting opportunities.

"The Middle East is fast becoming a key region in the global aluminium smelting industry and Abu Dhabi is well placed due to its significant energy resources.

“We are very encouraged by the long term potential of this partnership and the opportunities it presents,” said Mr Biswas.

“Following the signing of a Memorandum of Understanding some months ago, the completion of a preliminary study has indicated a positive outlook. It has now been decided to move to the next, more detailed, feasibility stage.

“The Heads of Agreement will allow us to jointly investigate the feasibility of a world class aluminium smelter in the Emirate of Abu Dhabi,” he said.

The official signing took place whilst His Highness Sheikh Hamed and his party toured Comalco’s operations in Queensland, Australia.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Note to Editors

General Holding Corporation

General Holding Corporation (GHC) is a 100 per cent government of Abu Dhabi owned industrial holding group. It owns and operates industries in steel, cement, cable, food, oil and gas fabricated process and structures.

Rio Tinto Aluminium

Rio Tinto Aluminium is an integrated primary aluminium producer with operations located in Australia, New Zealand and Europe. Rio Tinto Aluminium is the aluminium product group for Rio Tinto, a world leader in finding, mining and processing the earth’s minerals.

(A photograph of representatives from GHC and Rio Tinto Aluminium after the signing ceremony is available on request.)

For further information, please contact:

LONDON	AUSTRALIA

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David Ovington	Susie Creswell
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Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk